UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Downey Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

261018105

(CUSIP Number)

Larry D. Willard

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

Hilltop Holdings Inc. is filing this Amendment No. 2 to correct a typographical error in a heading on the Schedule A filed with Amendment No. 1. The heading now correctly reads "Number of Shares Sold."

CUSIP No. 261018105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,381,413

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,381,413

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,413

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D amends Amendment No. 1 to the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on December 4, 2007, relating to the common stock, par value $0.01 per share (“Common Stock”), of Downey Financial Corp., a Delaware corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Schedule 13D, as amended by Amendment No. 1, remain unchanged.  Hilltop Holdings Inc. is filing this Amendment No. 2 to correct a typographical error in a heading on the Schedule A filed with Amendment No. 1. The heading now correctly reads "Number of Shares Sold."

Item 5.  Interest in Securities of the Issuer.

            Item 5(c) is hereby restated as follows:

            (c)        Except for the open market sales of Common Stock set forth on Schedule A attached hereto, neither the Reporting Person, nor to the best of its knowledge, any of the Named Individuals, has effected any transaction in the Issuer’s Common Stock since the most recent filing on Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  December 5, 2007

Hilltop Holdings Inc.

By:	/s/ Larry D. Willard
Larry D. Willard
President and Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN SHARES OF

COMMON STOCK BY

HILLTOP HOLDINGS INC. SINCE

THE FILING OF THE SCHEDULE 13D

Date of Transaction	Number of Shares Sold	Price per Share
December 3, 2007	301 Shares	$41.14
December 3, 2007	100 Shares	$41.11
December 3, 2007	2,700 Shares	$41.10
December 3, 2007	100 Shares	$41.09
December 3, 2007	500 Shares	$41.08
December 3, 2007	700 Shares	$41.07
December 3, 2007	2,900 Shares	$41.06
December 3, 2007	2,000 Shares	$41.05
December 3, 2007	1,500 Shares	$41.04
December 3, 2007	3,300 Shares	$41.03
December 3, 2007	3,799 Shares	$41.02
December 3, 2007	7,401 Shares	$41.01
December 3, 2007	297,900 Shares	$41.00
December 3, 2007	3,700 Shares	$40.995
December 3, 2007	8,700 Shares	$40.99
December 3, 2007	1,300 Shares	$40.985
December 3, 2007	5,592 Shares	$40.98
December 3, 2007	200 Shares	$40.975
December 3, 2007	8,100 Shares	$40.97
December 3, 2007	3,400 Shares	$40.96
December 3, 2007	100 Shares	$40.955
December 3, 2007	5,607 Shares	$40.95
December 3, 2007	1,800 Shares	$40.94
December 3, 2007	300 Shares	$40.935
December 3, 2007	7,400 Shares	$40.93
December 3, 2007	300 Shares	$40.925
December 3, 2007	4,900 Shares	$40.92
December 3, 2007	6,400 Shares	$40.91
December 3, 2007	400 Shares	$40.905
December 3, 2007	9,600 Shares	$40.90
December 3, 2007	1,200 Shares	$40.89
December 3, 2007	500 Shares	$40.88
December 3, 2007	400 Shares	$40.875
December 3, 2007	300 Shares	$40.87
December 3, 2007	2,200 Shares	$40.86
December 3, 2007	1,300 Shares	$40.85
December 3, 2007	1,000 Shares	$40.845

Date of Transaction	Number of Shares Sold	Price per Share
December 3, 2007	3,600 Shares	$40.84
December 3, 2007	600 Shares	$40.835
December 3, 2007	600 Shares	$40.83
December 3, 2007	300 Shares	$40.82
December 3, 2007	400 Shares	$40.81
December 3, 2007	600 Shares	$40.80
December 3, 2007	2,300 Shares	$40.79
December 3, 2007	400 Shares	$40.78
December 3, 2007	2,200 Shares	$40.77
December 3, 2007	900 Shares	$40.76
December 3, 2007	2,700 Shares	$40.75
December 3, 2007	1,400 Shares	$40.74
December 3, 2007	1,900 Shares	$40.73
December 3, 2007	800 Shares	$40.72
December 3, 2007	200 Shares	$40.715
December 3, 2007	1,203 Shares	$40.71
December 3, 2007	1,600 Shares	$40.70
December 3, 2007	2,000 Shares	$40.68
December 3, 2007	1,502 Shares	$40.67
December 3, 2007	100 Shares	$40.665
December 3, 2007	2,100 Shares	$40.66
December 3, 2007	400 Shares	$40.655
December 3, 2007	2,400 Shares	$40.65
December 3, 2007	500 Shares	$40.645
December 3, 2007	1,800 Shares	$40.64
December 3, 2007	2,595 Shares	$40.63
December 3, 2007	1,000 Shares	$40.625
December 3, 2007	1,100 Shares	$40.62
December 3, 2007	200 Shares	$40.615
December 3, 2007	1,200 Shares	$40.61
December 3, 2007	1,900 Shares	$40.605
December 3, 2007	3,900 Shares	$40.60
December 3, 2007	600 Shares	$40.595
December 3, 2007	3,200 Shares	$40.59
December 3, 2007	400 Shares	$40.585
December 3, 2007	5,022 Shares	$40.58
December 3, 2007	300 Shares	$40.575
December 3, 2007	1,600 Shares	$40.57
December 3, 2007	3,369 Shares	$40.56
December 3, 2007	100 Shares	$40.555
December 3, 2007	7,331 Shares	$40.55
December 3, 2007	369 Shares	$40.54
December 3, 2007	200 Shares	$40.53

Date of Transaction	Number of Shares Sold	Price per Share
December 3, 2007	900 Shares	$40.52
December 3, 2007	400 Shares	$40.51
December 3, 2007	2,400 Shares	$40.50
December 3, 2007	31 Shares	$40.47
December 3, 2007	200 Shares	$40.44
December 3, 2007	200 Shares	$40.43
December 3, 2007	200 Shares	$40.42
December 3, 2007	600 Shares	$40.36
December 3, 2007	16,978 Shares	$40.35
December 3, 2007	200 Shares	$40.30
December 3, 2007	200 Shares	$40.28
December 3, 2007	300 Shares	$40.27
December 3, 2007	100 Shares	$40.26
December 3, 2007	200 Shares	$40.24
December 3, 2007	200 Shares	$40.22
December 3, 2007	400 Shares	$40.20
December 3, 2007	900 Shares	$40.18
December 3, 2007	2,500 Shares	$40.16
December 3, 2007	2,700 Shares	$40.15
December 3, 2007	100 Shares	$40.145
December 3, 2007	1,000 Shares	$40.14
December 3, 2007	600 Shares	$40.13
December 3, 2007	100 Shares	$40.125
December 3, 2007	700 Shares	$40.12
December 3, 2007	2,700 Shares	$40.11
December 3, 2007	500 Shares	$40.10
December 3, 2007	1,100 Shares	$40.09
December 3, 2007	100 Shares	$40.08
December 3, 2007	300 Shares	$40.06
December 3, 2007	100 Shares	$40.05
December 3, 2007	300 Shares	$40.04
December 3, 2007	100 Shares	$40.03
December 3, 2007	400 Shares	$40.02
December 3, 2007	700 Shares	$40.01
December 3, 2007	6,800 Shares	$40.00
	Total 510,000 Shares